Electra Underscores Commitment to Sustainability with Launch of Comprehensive ESG Policies and Frameworks

TORONTO, ON – (May 31, 2022) - **Electra Battery Materials Corporation (NASDAQ:ELBM; TSX-V:ELBM)** (the "Company" or "Electra") today announced the introduction of a comprehensive set of policies and frameworks that underpin the Company's commitment to Environmental, Social and Governance (ESG) best practices. Approved by the Company's Board of Directors, the policies cover Human Rights, Supply Chain, Environment, and Sustainability matters. In support of the rollout of the policies, the Company is also launching a whistleblower channel, open for internal and external stakeholders and accessible from Electra's website (https://electrabmc.com/esg/).

"Given our focus of developing a low carbon, fully-integrated battery materials park for the North American electric vehicle industry, it is important that we have stringent ESG policies in place and conduct ourselves in accordance with industry best practices when it comes to sustainability, ethical sourcing, and respect for human rights," said Trent Mell, CEO of Electra Battery Materials. "The rollout of our new policies and the launch of a whistleblower channel reflect our strong commitment to ESG."

HIGHLIGHTS

- Electra's policies are aligned with industry best practices and assurance standards that will guide Electra's supply chain due diligence. As members of the Cobalt Institute, Electra is committed to the responsible production and use of cobalt.

- Electra's ESG Policies will serve as the foundation for the development of the Company's Sustainability Framework, establishing systems, goals, performance management and other processes that will allow Electra to de-risk the business and realize its value proposition while increasing shareholder value.

- Electra is formally adopting a zero-tolerance policy against Human Rights abuses, committing to annual supply chain audits in compliance with the Responsible Mining Initiative (RMI) Standards.

- Electra is pledging to net-zero direct and indirect greenhouse gas emissions by 2050. A clear roadmap for achieving these goals is expected in 2023.

- Consistent with the Company's Whistleblower Policy, Core Values and Sustainability Framework, Electra is launching a Whistleblower channel, allowing stakeholders to alert about suspicions of misconduct in a confidential way. Concerns can be brought forward anonymously and cases will be investigated until a resolution is reached.

"Electra is committed to state-of-the-art ESG frameworks and practices," said Renata Cardoso, Vice President, Sustainability and Low Carbon. "The development and approval of these policies represent a major milestone for Electra. With policies and frameworks now in place, we can turn our focus to providing training to our employees, engaging with our supply chain and working on our management systems to track performance in accordance with industry standards."

Sustainability Framework

Electra has established a comprehensive sustainability framework, which informs how the Company will establish policies, guidelines, goals and management systems. This framework is aligned with Electra's Core Values, as well as with international guidance and standards.



Core Values
Respect for the planet and for future generations
Respect for our employees
Respect for the local communities
Respect for our shareholders
Sustainability Framework
Climate Change
Water Stewardship
Biodiversity
Waste
Environment
Social
Governance
Electra
Human Rights
Health & Safety
Communities Relations
Diversity & Inclusion
Policies & Systems
Supply Chain Due Diligence
Performance Management
Transparency & Engagement

The Whistleblower channel is an integral part of Electra's grievance mechanism and enables the implementation of the Company's Whistleblower Policy and all ESG related Policies. The channel is an important platform to build trust and promote dialogue in the communities in which Electra operates. Electra's goal is to pursue continuous improvement of its sustainability performance, achievable through transparency and compliance with international assurance standards.

To access the Company's ESG Policies, Whistleblowing channel and to learn about our commitments and processes, visit https://electrabmc.com/esg/.

About Electra Battery Materials

Electra's core strategy is to produce low carbon, ethically sourced battery materials for the North American electric vehicle supply chain. Electra is specifically focused on creating the first integrated battery materials park in North America, providing refined cobalt, nickel and recycled battery materials to North American battery precursor manufacturers. Electra also owns the advanced exploration-stage Iron Creek cobalt-copper project in Idaho, USA.

On behalf of Electra Battery Materials Corporation

Joe Racanelli
Vice President, Investor Relations

For more information visit www.ElectraBMC.com or contact:

Investor Relations
info@ElectraBMC.com
+1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects', "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "occur" or "be achieved". Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.